UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2020

Jet Token Inc.

(Exact name of registrant as specified in its charter)

Delaware	32-0570872
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

10845 Griffith Peak Drive, Suite 200

Las Vegas, Nevada 89135

(Mailing Address of principal executive offices)

(702) 747-4000

Issuer’s telephone number, including area code

In this report, the term “Jet Token”, ”we,” “us” or “the company” refers to Jet Token Inc.

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, the latest results discussed below are as of June 30, 2020. The financial statements included in this filing as of and for the six months ended June 30, 2020 are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make interim statements of operations not misleading have been included.

Overview

We intend to combine concepts from fractional jet membership programs with lessons learned from building blockchain currencies. We believe the tokenization of flight hours and (as we mature) fractional membership programs offers the possibility of reduced transaction costs and, through the evolution of a marketplace, higher industry fleet utilization. We believe our purposeful enhancement of price discovery and reduced entry price have the potential to produce fairer and more inclusive results for aircraft owners and travelers alike. For example, we intend to enable customers to book commercial flight and a private flight on the same itinerary.

Our company was formed on June 4, 2018 (“Inception”). We have a limited operating history and did not record revenues until the third quarter of 2020. During the next twelve months, in addition to any cash flow that may be generated by our charter operations, we intend to fund our operations with capital raised from our ongoing Regulation A offering and potentially future debt or equity financings.  We cannot assure you that in the future we will be able to raise capital on acceptable terms or at all.  If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development and operations, which could harm our business, financial condition and operating results.

Results of Operations

Six Months ended June 30, 2020 Compared to Six Months ended June 30, 2019

	For the six months ended June 30, 2020	For the six months ended June 30, 2019
	(unaudited)	(unaudited)
Revenues	$—	$—

Operating Expenses:
General and administrative	617,209	75,016
Sales and marketing	12,883	1,167
Research and development	4,909	—
Total Operating Expenses	635,001	76,183

Operating Loss	(635,001)	(76,183)

Provision for income taxes	958	977

Net loss	$(635,959)	$(77,160)

Our expenses consist of operating costs for ongoing operations. Expenses related to our Regulation A and Regulation Crowdfunding offerings discussed below have been included, as a deduction, in additional paid in capital on our balance sheet. Our ongoing operating costs reflect staffing, office rent, utilities and other reasonable and customary overhead expense. The increase in general and administrative expenses for the six months ended June 30, 2020 reflect primarily expenses related to the hiring of our Chief Executive Officer in September 2019, non-cash stock option expense and professional service fees. Expenses for professional services providers totaled approximately $25,375 during the six months ended June 30, 2020 compared to approximately $61,000 during the six months ended June 30, 2019. Within the professional services cost for the six months ended June 30, 2019, was $20,000 for Sutton View Advisors LLC, a related party, for financial advisory services under an agreement entered into in October of 2018 and terminated effective December 31, 2019.

We incurred research and development expenses in the first six months of 2020 for the development of version 2.0 of our Jet Token app, with release expected by the end of the year. We also incurred increased marketing expenses primarily to promote our business and our existing iOS JetToken app.

We began recording revenue in September 2020 reflecting services and brokerage fees related to charter bookings through our app. Once we purchase our HondaJets, we expect to also generate revenue through chartering of our leased HondaJets and incur operating expenses related to the administration of our platform and payments to Gama Aviation for the management of our HondaJets.

2

Liquidity and Capital Resources

As of June 30, 2020, our cash and equivalents were $1,107,160 compared to $95,886 as of December 31, 2019, reflecting primarily the proceeds of our Regulation A offering of $1,426,231 through June 30, 2020, net of offering costs, less ongoing operating expenses. We are a “development stage company” and have only recently begun generating revenue. Our cash utilization rate was approximately $20,000 per month in 2019 through September, increasing to approximately $45,000 per month for the remainder of the year reflecting the hiring of our Chief Executive Officer and President as of September 2019. In September 2020, we entered into a consulting agreement with Brenda Paauwe-Navori, a member of the Company’s Board of Advisors, to lead our sales effort in return for payment of $12,500 per month in addition to equity-based compensation. As a result, our cash utilization rate increased to $57,500 per month.

To date, we funded our operations primarily through the issuance of equity securities and to a lesser extent, a loan under the Paycheck Protection Program. In 2018, we concluded our sale of Series Seed Preferred Stock, issuing 1,799,999 shares for gross proceeds of $54,000. In February 2019, we commenced an offering under Regulation Crowdfunding and completed the offering in July 2019. In this offering, we issued 17,826,385 shares of non-voting Series CF Preferred Stock for gross proceeds of approximately $1,069,583. In September 2019, we issued an additional 1,000,000 shares of non-voting Series CF Preferred Stock to a single individual as partial payment for marketing services provided.

In February 2020, we commenced an offering under Regulation A for a maximum offering amount of $10,000,000, which is ongoing, and, as of August 31, 2020, we have received commitments for the issuance of 19,180,819 shares of Non-voting Common Stock (of which 18,333,334 shares have been issued) representing approximately $4.8 million in net proceeds, including approximately $938,000 held in escrow. In March 2020, our Founder and Executive Chairman, Mike Winston, advanced $70,000 to the company in the form of a non-interest-bearing loan, which has subsequently been repaid in full.

In May 2020, we received a loan in the amount of $121,000 pursuant to the Paycheck Protection Program (“PPP”) under the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act which we expect will be forgiven in its entirety.  See Note 4 to our unaudited financial statements for a description of this loan.

Trend Information

To date, we have made a deposit to Honda Aircraft Company for one HondaJet, with deposits on the remaining three aircraft expected once we have finalized the terms of a definitive purchase agreement with Honda Aircraft Company. Delivery of the first aircraft is expected by the end of the year with the remaining three aircraft shortly thereafter. We are currently negotiating the terms of a definitive HondaJet purchase agreement and met with HondaJet in Greensboro, NC the week of August 17th and then again at our offices in Las Vegas, NV the week of August 24th. We also continue to negotiate a definitive agreement with Gama Aviation for the management of our HondaJets. In addition, we have retained Ms. Paauwe-Navori to lead our sales effort and expect to hire an individual to support our sales and marketing efforts following delivery of our aircraft.

At a utilization rate of 600 hours per year, per aircraft, we would anticipate our costs associated with the leasing and management of four aircraft and staff to be $8.4 million annually. We estimate that our annual breakeven utilization for four aircraft to be approximately 478 hours per year, per aircraft, at a total cost of approximately $7.4 million. While we hope to reach that level of utilization within the first year of operation, to the extent that we do not, we would need to raise additional capital to continue funding our operations. In addition, to the extent that the definitive agreements eventually reached with Honda Aircraft Company and/or Gama Aviation are on terms less favorable to us than currently negotiated, we would need to achieve a higher utilization rate to reach break even or would be required to raise additional capital sooner.

We anticipate spending an additional $60,000 in the second half of 2020 in connection with the development of our App. We have engaged a third-party software developer based in Israel, which is developing version 2.0 of our App in order to add Android operating system functionality (in addition to iOS), to enable users to make payment directly through our App, either in cash or blockchain currency, and to automate the charter booking process, in particular to provide for instant confirmation of a booked flight. Our strategy also includes offering private jet time in a tokenized format through our JetToken App and incorporating commercial flight booking as a complement to private jet charters into our App, which will result in additional costs for App development and legal expenses.

3

Our business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond our control could cause fluctuations in these conditions. Adverse conditions may include but are not limited to: changes in the airline industry, blockchain asset regulations by authorities, fuel and operating costs, changes to corporate governance best practices for executive flying, general demand for private jet travel, market acceptance of our business model and COVID-19 issues more fully described below. These adverse conditions could affect our financial condition and the results of operations.

On January 30, 2019, the World Health Organization declared the COVID-19 coronavirus outbreak a “Public Health Emergency of International Concern” and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The COVID-19 coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. While it is unknown how long these conditions will last and what the complete financial effect will be to us, it is known that the travel industry in which we operate has been severely impacted.

While Covid-19 has negatively impacted aviation as a whole, we believe the light business jet sector has been less effected as people who previously had not used business jets are utilizing light jets like the HondaJet for safety reasons and people who previously had used larger, more expensive, business jets but have felt the effects of the current business environment, are downsizing to smaller jets for economic reasons. Private jet charter hours, a key measure for our sub-segment of air travel, dropped sharply in mid-March but have steadily risen since that time. For example, hours flown in the two-week period that includes the last week of June and the first week of July are only down 10% versus the same period in 2019. We are monitoring the situation and exploring opportunities with respect to travel behavior for when travel restrictions ease.

Item 2. Other Information

None.

4

Item 3. Financial Statements

JET TOKEN, INC.

FINANCIAL STATEMENTS

as of

June 30, 2020 (UNAUDITED) and DECEMBER 31, 2019

5

Jet Token, Inc.

6

JET TOKEN, INC.

BALANCE SHEETS

	June 30, 2020	December 31, 2019
	(Unaudited)
Assets
Current assets-
Cash	$1,107,160	$95,886
Deferred offering costs	-	50,000
Other current assets	8,031	-
Total current assets	1,115,191	145,886

Intangible assets, net	35,986	2,986
Other assets	154,500	4,500
Total assets	$1,305,677	$153,372

Liabilities and Stockholders' Deficit
Current liabilities-
Accounts payable	$177,088	$23,963
Accrued liabilities	-	9,975
Related party advances	515	-
Note payable - current	53,778	-
Total current liabilities	231,381	33,938

Note payable - net of current portion	67,222	-
Total liabilities	298,603	33,938

Commitments and contingencies (Note 3)	-	-

Stockholders' Equity
Series Seed Preferred stock, 10,000,000 shares authorized, $0.0000001 par value, 1,799,999 issued and outstanding	54,000	54,000
Series CF Non-voting Preferred stock, 25,000,000 shares authorized, 18,826,385 issued and outstanding	704,396	704,396
Preferred Stock, 15,000,000 shares authorized, $0.0000001 par value, 0 issued and outstanding, respectively	-	-
Common stock, 300,000,000 shares authorized, par value $0.0000001, 85,000,000 issued and outstanding	9	9
Non-voting Common Stock, 200,000,000 shares authorized, par value $0.0000001, 10,427,303 and 0 issued and outstanding, respectively	1	-
Subscription receivable	(188,532)	(58,216)
Additional paid-in capital	1,662,547	8,633
Accumulated deficit	(1,225,347)	(589,388)
Total stockholders' equity	1,007,074	119,434
Total liabilities and stockholders' equity	$1,305,677	$153,372

See accompanying notes to financial statements

JET TOKEN, INC.

STATEMENTS OF OPERATIONS

	For the Six Months Ended June 30, 2020	For the Six Months Ended June 30, 2019
	(Unaudited)	(Unaudited)
Revenues	$-	$-

Operating Expenses-
General and administrative	617,209	75,016
Sales and marketing	12,883	1,167
Research and development	4,909	-
Total operating expenses	635,001	76,183

Operating loss	(635,001)	(76,183)

Provision for income taxes	958	977

Net Loss	$(635,959)	$(77,160)

Weighted average shares outstanding - basic and diluted	93,382,052	85,000,000
Weighted average net loss per share - basic and diluted	$(0.01)	$(0.00)

See accompanying notes to the financial statements

JET TOKEN, INC

STATEMENTS OF STOCKHOLDERS’ EQUITY

	Series Seed Preferred Stock		Series CF Non-Voting Preferred Stock		Common Stock		Non-voting Common Stock		Subscription	Additional Paid-in	Accumulated	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Receivable	Capital	Deficit	(Deficit)
Balance at December 31, 2018	1,799,999	$54,000	-	$-	85,000,000	$9	-	$-	$-	$-	$(81,594)	$(27,585)
Sale of Series CF Non-Voting Preferred Stock for cash	-	-	3,782,659	226,960	-	-	-	-	(14,376)	-	-	212,584
Offering costs	-	-	-	(173,800)	-	-	-	-	-	-	-	(173,800)
Net loss	-	-	-	-	-	-	-	-	-	-	(77,160)	(77,160)
Balance at June 30, 2019 (unaudited)	1,799,999	$54,000	3,782,659	$53,160	85,000,000	$9	-	$-	$(14,376)	$-	$(158,754)	$(65,961)

	Series Seed Preferred Stock		Series CF Non-Voting Preferred Stock		Common Stock		Non-voting Common Stock		Subscription	Additional Paid-in	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Receivable	Capital	Deficit	Equity
Balance at December 31, 2019	1,799,999	$54,000	18,826,385	$704,396	85,000,000	$9	-	$-	$(58,216)	$8,633	$(589,388)	$119,434
Stock option compensation	-	-	-	-	-	-	-	-	-	89,152	$-	89,152
Sale of Non-Voting Common Stock for cash	-	-	-	-	-	-	10,427,303	1	(188,532)	3,128,190	-	2,939,659
Receipt of subscription receivable	-	-	-	-	-	-	-	-	58,216	-	-	58,216
Offering costs	-	-	-	-	-	-	-	-	-	(1,563,428)	-	(1,563,428)
Net loss	-	-	-	-	-	-	-	-	-	-	(635,959)	(635,959)
Balance at June 30, 2020 (unaudited)	1,799,999	$54,000	18,826,385	$704,396	85,000,000	$9	10,427,303	$1	$(188,532)	$1,662,547	$(1,225,347)	$1,007,074

See accompanying notes to the financial statements

JET TOKEN, INC.

STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30, 2020	For the Six Months Ended June 30, 2019
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(635,959)	$(77,160)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	89,152	-
Changes in operating assets and liabilities:
Other current assets	(8,031)	-
Accounts payable	153,125	31,577
Accrued liabilities	(9,975)	13,850
Net cash used in operating activities	(411,688)	(31,733)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of intangible assets	(33,000)	-
Deposit for property and equipment	(150,000)	-
Net cash used in investing activities	(183,000)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds - related party advances	79,719	-
Repayments - related party advances	(79,204)	-
Proceeds - notes payable	121,000	-
Offering costs	(1,513,428)	(173,800)
Proceeds from sale of Series CF Non-Voting Preferred Stock	58,216	212,584
Proceeds from sale of Non-voting Common Stock	2,939,659	-
Net cash provided by financing activities	1,605,962	38,784

Increase in cash and cash equivalents	1,011,274	7,051
Cash and cash equivalents, beginning of period	95,886	713
Cash and cash equivalents, end of period	$1,107,160	$7,764

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$958	$977

Non cash investing and financing activities:
Subscription receivable from sale of Series CF Non-Voting Preferred Stock	$-	$14,376
Subscription receivable from sale of Non-voting Common Stock	$188,532	$-

See accompanying notes to the financial statements

JET TOKEN, INC.

NOTES TO THE FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Jet Token Inc. was formed on June 4, 2018 (“Inception”) in the State of Delaware.  The financial statements of Jet Token Inc. (the “Company”) are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company is headquartered in Nevada.

The Company intends to combine concepts from fractional jet membership programs with lessons learned from building blockchain currencies. The Company believes the tokenization of flight hours and (as the enterprise matures) fractional membership programs offers the possibility of reduced transaction costs and, through the evolution of a marketplace, higher industry fleet utilization. The Company’s purposeful enhancement of price discovery and reduced entry price have the potential to produce fairer and more inclusive results for aircraft owners and travelers alike.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform with generally accepted accounting principles in the United States (“GAAP”). Certain information and disclosures normally included in the annual financial statements prepared in accordance with GAAP have been condensed or omitted. In the opinion of management, all adjustments and disclosures necessary for a fair presentation of these unaudited interim financial statements have been included. Such adjustments consist of normal recurring adjustments. These unaudited interim financial statements should be read in conjunction with the audited financial statements of the Company for the year ended December 31, 2019. The results of operations for the six-months ended June 30, 2020 are not necessarily indicative of the results that may be expected for the full year.

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

JET TOKEN, INC.

NOTES TO THE FINANCIAL STATEMENTS

(UNAUDITED)

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Company does not have any financial instruments as of June 30, 2020.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include but are not limited to: changes in the airline industry, blockchain asset regulations by authorities, fuel and operating costs, changes to corporate governance best practices for executive flying, general demand for private jet travel, market acceptance of the Company’s business model and COVID-19 issues more fully described below. These adverse conditions could affect the Company's financial condition and the results of its operations.

On January 30, 2019, the World Health Organization declared the COVID-19 coronavirus outbreak a “Public Health Emergency of International Concern” and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The COVID-19 coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. While it is unknown how long these conditions will last and what the complete financial effect will be to the Company, it is known that the travel industry in which we operate has been severely impacted. The Company is monitoring the situation and exploring opportunities in regards to travel behavior for when travel restrictions ease.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Offering Costs

The Company complies with the requirements of Financial Accounting Standards Board (“FASB”), Accounting Standards Codification (“ASC 340”) with regards to offering costs. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed

Internal Use Software

The Company incurs software development costs to develop software programs to be used solely to meet its internal needs and cloud-based applications used to deliver its services. In accordance with ASC 350-40, Internal-Use Software, the Company capitalizes development costs related to these software applications once a preliminary project stage is complete, funding has been committed, and it is probable that the project will be completed, and the software will be used to perform the function intended. As of June 30, 2020 and December 31, 2019, the Company has capitalized $33,000 and $0, respectively, of internal software related costs, which is included in intangible assets in the accompanying balance sheets. Amortization will begin once the software has been placed into service.

JET TOKEN, INC.

NOTES TO THE FINANCIAL STATEMENTS

(UNAUDITED)

Stock-Based Compensation

The Company accounts for stock awards under ASC 718, Compensation – Stock Compensation. Under ASC 718, share-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee’s requisite vesting period and over the nonemployee’s period of providing goods or services. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

Loss per Common Share

The Company presents basic loss per share (“EPS”) and diluted EPS on the face of the statements of operations. Basic loss per share is computed as net loss divided by the weighted average number of common shares outstanding for the period. For periods in which we incur a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted EPS calculations. For the six months ended June 30, 2020, there were 13,400,000 options and 20,626,384 convertible preferred shares excluded. For the six months ended June 30, 2019, there were 5,582,658 convertible preferred shares excluded.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy.  Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.  At times, the Company may maintain balances in excess of the federally insured limits.

New Accounting Standards

In February 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842), specifying the accounting for leases, which supersedes the leases requirements in Topic 840, Leases. The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. Lessors’ accounting is largely unchanged from the previous accounting standard. In addition, Topic 842 expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes several practical expedients. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021, with early adoption permitted. The Company has reviewed the provisions of the new standard, but it is not expected to have a significant impact on the Company.

In December 2019, the FASB issued guidance that simplifies the accounting for income taxes by removing certain exceptions in existing guidance and improves consistency in application by clarifying and amending existing guidance. This guidance is effective for annual periods beginning after December 15, 2020, and interim periods within those annual periods, where the transition method varies depending upon the specific amendment. Early adoption is permitted, including adoption in any interim period. An entity that elects to early adopt the amendments in an interim period should reflect any adjustments as of the beginning of the annual period that includes that interim period, and all amendments must be adopted in the same period. The Company has reviewed the provisions of the new standard, but it is not expected to have a significant impact on the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been several ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our consolidated financial statements.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

JET TOKEN, INC.

NOTES TO THE FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 4 – NOTE PAYABLE

In May 2020, the Company received a loan in the amount of $121,000 pursuant to the Paycheck Protection Program (“PPP”) under the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act.  Subject to the terms of the Note, the PPP Loan bears interest at a fixed rate of one percent (1%) per annum, with the first six months of interest and principal payments deferred, has an initial term of two years, and is unsecured and guaranteed by the Small Business Administration. The Company may apply to the Lender for forgiveness of the PPP Loan, with the amount which may be forgiven equal to the sum of payroll costs, covered rent, and covered utility payments incurred by the Company during the 24-week period beginning on April 13, 2020, calculated in accordance with the terms of the CARES Act. The Note provides for customary events of default including, among other things, cross-defaults on any other loan with the Lender. The PPP Loan may be accelerated upon the occurrence of an event of default.  The PPP loan proceeds were used for payroll, covered rent and other covered payments and is expected to be forgiven based on current information available.

NOTE 5 – STOCKHOLDERS’ EQUITY

Preferred Stock

The Company has authorized the issuance of 50,000,000 shares of its preferred stock with par value of $0.0000001. Of the authorized number of preferred shares, 10,000,000 shares have been designated as Series Seed Preferred Stock, 25,000,000 have been designated Series CF Non-voting Preferred Stock (“Series CF”), and 15,000,000 are undesignated. Each share of preferred stock can be converted to one share of common stock.

In February 2019, the Company undertook a Regulation Crowdfunding campaign to raise up to $1,070,000 through the issuance of Series CF stock, which was completed during 2019. During the year ended December 31, 2019, the Company issued 17,826,385 shares of Series CF Non-Voting Preferred Stock under the Regulation Crowdfunding campaign for aggregate gross proceeds of $1,069,583 and a lesser amount of net proceeds pending release of final funds from escrow. As of December 31, 2019, amounts in escrow totaled $58,216. This was received during the six months ended June 30, 2020.

Common Stock

Upon Inception, the Company authorized the issuance of 150,000,000 shares of its common stock with par value of $0.0000001.

On October 8, 2019, the Company amended the articles of articles of incorporation to increase the shares of stock authorized. The Company increased the common stock authorized from 150,000,000 to 500,000,000, of which 300,000,000 are designated as common stock and 200,000,000 are non-voting common stock, all par value of $0.0000001. Shares of Non-voting Common Stock will convert automatically into fully paid and nonassessable shares of the Company’s voting Common Stock upon the closing of the sale of shares of voting Common Stock to the public in a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or upon the merger of the Company with and into another entity. The conversion rate is currently one share of voting common stock per share of Non-voting common stock.

In February 2020, the Company undertook a Regulation A, Tier 2 offering for which it is selling up to 33,333,333 non-voting common stock at $0.30 per share for a maximum of $10,000,000. During the six months ended June 30, 2020, the Company issued 10,427,303 shares of non-voting common stock under the Regulation A, Tier 2 campaign for aggregate gross proceeds of $3,128,191, with $188,532 of these proceeds pending release from escrow. In connection with the offering the Company agreed StartEngine Primary, LLC (“StartEngine”) to act as its placement agent. For such, StartEngine will receive 7% commissions on proceeds from the offering and the Company will issue warrants to StartEngine up to 5% of the non-voting common stock sold through StartEngine at an exercise price of $0.30 per share. As of June 30, 2020, these warrants had not yet been issued. However, the Company estimates that a total of 521,365 warrants are owed based on the gross proceeds raised through June 30, 2020.

JET TOKEN, INC.

NOTES TO THE FINANCIAL STATEMENTS

(UNAUDITED)

The warrants will have an exercise price of $0.30 and a term of ten years. The warrants allow for adjustments to the exercise price and number of shares based on future stock dividends, stock splits, and subsequent non-exempt equity sales. The Company accounts for these warrants in accordance with ASU 2017-11, which changes the classification analysis of certain equity-linked financial instruments (or embedded features) with down round features. Accordingly, the value of these warrants is contained within equity, both increasing and decreasing additional paid-in capital for a net zero effect. The Company valued the warrants earned during the six months ended June 30, 2020 at approximately $97,000, using the Black-Scholes model, with similar inputs to those disclosed in the stock option section above, with the exception that the expected life was 10 years.

Stock Options

On June 4, 2018, the Company’s Board of Directors adopted the Jet Token, Inc. 2018 Stock Option and Grant Plan (the “2018 Plan”).  The 2018 Plan provides for the grant of equity awards to employees, and consultants, to purchase shares of the Company’s common stock and is administered by the Company’s Board of Directors.  Up to 15,000,000 shares of its common stock may be issued pursuant to awards granted under the 2018 Plan.

During the year ended December 31, 2019, the Company granted 5,400,000 stock options to purchase common stock pursuant to an employment contract with the Company’s Chief Executive Officer (Note 5). The options have a ten-year life and are exercisable at $0.06. Of the total grant, 2,700,000 stock options had a grant date fair value of approximately $96,000 and vest monthly over three years. The remaining 2,700,000 options are subject to raising funds as described in Note 6. As a result of the Regulation A, Tier 2 offering that began in 2020 as discussed above, the Company has determined that it is now probable that these options will vest by the end of the year, and accordingly, recorded expense related to these options beginning in March 2020.

During the six months ended June 30, 2020, the Company granted a total of 8,000,000 stock options to purchase common stock to four Advisory Board Members pursuant to their agreements. The options have a ten-year life and are exercisable at $0.30. The options vest in monthly tranches through December 31, 2022. The options had a grant date fair value of approximately $1,210,000, which will be recognized over the vesting period.

The Company estimates the fair value of stock options that contain service and/or performance conditions using the Black-Scholes option pricing model. The range of input assumptions used by the Company were as follows:

	June 30, 2020	December 31, 2019
Expected life (years)	6	6
Risk-free interest rate	0.31%	1.59%
Expected volatility	55%	65%
Annual dividend yield	0%	0%

The Company recognizes stock option forfeitures as they occur as there is insufficient historical data to accurately determine future forfeitures rates.

JET TOKEN, INC.

NOTES TO THE FINANCIAL STATEMENTS

(UNAUDITED)

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company’s stock options.

The expected term of stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company’s common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company’s common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company’s history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

During the six months ended June 30, 2020 and 2019, stock-based compensation expense of $89,152 and $0, respectively, was recognized for the vesting of these options. As of June 30, 2020, there was approximately $1,304,000 in unrecognized stock-based compensation, which will be recognized through December 31, 2022.

NOTE 6 – RELATED PARTY TRANSACTIONS

In October 2018, the Company entered into an agreement with Sutton View Advisors LLC, and entity owned and operated by the Company’s founder. The agreement is for financial advisory, financial advisory services as specified in the agreement. The agreement calls for $2,700 upon signing the agreement, $10,000 per quarter as a retainer fee on professional services, and expense reimbursement not to exceed certain limits. The agreement terminated effective December 31, 2019. During the six months ended June 30, 2020 and 2019, the Company has paid Sutton View Advisors LLC $0 and $20,000, respectively.

In July 2019, the Company entered into an employment offer letter with its Chief Executive Officer with an effective start date in September 2019. Included in the employment offer letter was 2,700,000 options to purchase common stock at $0.06 per share. The options vest monthly over three years. The offer included an additional 2,700,000 options to purchase common stock at $0.06 per share, contingent on the Company undertaking a qualified offering which results in proceeds of at least $10,000,000. See Note 5 for option related disclosures.

JET TOKEN, INC.

NOTES TO THE FINANCIAL STATEMENTS

(UNAUDITED)

From time to time, related parties make payments on the Company’s behalf or advance cash to the Company for operating costs which require repayment. Such transactions are considered short-term advances and non-interest bearing. During the six months ended June 30, 2020, the Company’s Founder and Executive Chairman advanced a total of $79,719 to the Company in the form of a non-interest-bearing loan, of which $79,204 was repaid during the same period. As of June 30, 2020 and December 31, 2019, $515 and $0 was due to a related party related to such advances.

NOTE 7 – SUBSEQUENT EVENTS

In July 2020, the Company redeemed 816,666 shares of its outstanding Series Seed Preferred Stock for a total purchase price of approximately $245,000.

Subsequent to June 30, 2020, the Company issued an additional 4,871,137 shares of non-voting common stock at a price of $0.30 per share under the Regulation A, Tier 2 offering discussed in Note 5 for aggregate gross proceeds of $1,461,341.

The Company has evaluated subsequent events that occurred after June 30, 2020 through September 17, 2020, the issuance date of these financial statements.

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Amended and Restated Certificate of Incorporation, as amended (2)

2.2	Bylaws, as amended (1)

4.1	Form of Subscription Agreement (3)

6.1	WeWorks Membership Agreement between the Company and 10845 Griffith Peak Drive Tenant LLC dated July 17, 2019 (2)

6.2	Letter Agreement between Jet Token Inc. and Gama Aviation LLC dated November 24, 2018 (3) *

6.3	Amended and Restated 2018 Stock Option and Grant Plan (1)

6.4	Offer Letter between the Company and George Murnane (1)

6.5	Incentive Stock Option Agreements between the Company and George Murnane dated as of September 23, 2019 (1)

6.6	Engagement Letter between Sutton View Advisors LLC and the Company dated October 9, 2018 (3) *

6.7	Aircraft Deposit Agreement between the Company and Honda Aircraft Company, LLC dated as of December 20, 2018 (3) *

8	Escrow Agreement (4)

* Confidential portions of this exhibit have been omitted and filed separately with the Commission.

(1)	Filed as an exhibit to the Jet Token Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11103) and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1756014/000110465919057028/0001104659-19-057028-index.htm

(2)	Filed as an exhibit to the Jet Token Inc. Regulation A Offering Statement on Form 1-A/A (Commission File No. 024-11103) and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1756014/000110465919071967/0001104659-19-071967-index.htm

(3)	Filed as an exhibit to the Jet Token Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11103) and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1756014/000110465920004401/0001104659-20-004401-index.htm

(4)	Filed as an exhibit to the Jet Token Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11103) and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1756014/000110465920020009/0001104659-20-020009-index.htm

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, Nevada, on September 28, 2020.

Jet Token Inc.

/s/ George Murnane
By George Murnane, Chief Executive Officer and President
Date: September 28, 2020

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the date indicated.

/s/ George Murnane
By George Murnane, Chief Executive Officer and President
Date: September 28, 2020

/s/ Michael D. Winston, CFA
By Michael D Winston, CFA, Founder and Executive Chairman, Treasurer Principal Financial Officer, Principal Accounting Officer
Date: September 28, 2020

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